Exhibit 99.2

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010	Telephone +1 212-325-2000 Fax +1 212-325-7924

Media Release

October 6, 2020

Credit Suisse Announces Coupon Amount on its Credit Suisse S&P MLP Index ETN (ticker symbol “MLPO”

On October 1, 2020, Credit Suisse declared a Coupon Amount for the Credit Suisse S&P MLP Index ETN (the “ETN”).

ETN Ticker	ETN Name	Ex-Date	Record Date	Coupon Payment Date	Coupon Amount per ETN	Coupon Frequency	Current Yield*†
MLPO	Credit Suisse S&P MLP Index ETN	10/13/2020	10/14/2020	10/22/2020	$0.2012	Quarterly	12.75%

* The “Current Yield” equals the current quarterly Coupon Amount, annualized and divided by the Closing Indicative Value of the ETN on September 30, 2020.

† The Current Yield, which is based on the ETN’s Coupon Amount, is not indicative of future quarterly Coupon Amounts, if any, on the ETNs. The quarterly Coupon Amount (if any) is variable and dependent on the most recent distributions of the MLPs included in the index, and such amount does not represent a fixed periodic interest payment. There can be no assurance that the MLPs included in the index will make any distributions in any future period. Any payment on the ETN is subject to Credit Suisse’s ability to pay its obligations as they become due. For more information regarding the ETN's coupon payments, please refer to the ETN's pricing supplement.

Press Contact

Anna Christensen, Credit Suisse AG, anna.christensen@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit–suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Investors will not have any partnership interests or other rights in the MLPs included in the index. Coupon Amounts on the ETNs will vary and could be zero. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to

Media Release October 6, 2020 Page 2 / 2

here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 48,800 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Disclaimer

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated June 18, 2020, and the Prospectus dated June 18, 2020 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlink below:

Pricing Supplement dated June 18, 2020:

https://www.sec.gov/Archives/edgar/data/1053092/000089109220007732/e10150-424b2.htm

Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2020, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.